SAGE

02060917

14 November 2002

RECEIVED
DEC 09 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 181

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

Attention : Filings Desk

Dear Sir

SUPPL

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

We refer to the above and enclose a copy of:

1. Notice regarding the resignation of non-executive director;
2. Update on Sage Life Insurance of America Inc.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours sincerely

D.B. GREEN

Received by: ____________________ Date: ____________________

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SAGE GROUP LIMITED

Sage Centre • 10 Fraser Street Johannesburg 2001 • PO Box 7755 Johannesburg 2000 • Tel (011) 377 5555 • Fax (011) 834 2107 • E-mail sagegrp@icon.co.za • Reg no 1970/010541/06

SAGE GROUP LIMITED ("Sage" or "Sage Group")
Reg. No. 1970/010541/06

RESIGNATION OF NON-EXECUTIVE DIRECTOR

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.67 OF THE LISTINGS REQUIREMENTS, THE FOLLOWING IS ADVISED:

Sage announces that due to other commitments, Mr Dennis Falck has resigned from the Sage Group board with immediate effect. Mr Falck was nominated by Remgro Limited who will consider a suitable replacement in due course.

The composition of the Sage Group board following the resignation is as follows:

Non-Executive
H L Shill (Chairman)
M P Adonisi
Dr D C Cronjé
B J du Plessis
G Griffin
Dr B M Ilsley
J H Postmus
C D Stein
C L van Wyk
Adv T van Wyk
W D Winckler

Executive
J P Davies
J E Henderson
L Kaplan
R I Marsden
B Nackan

12 November 2002

SAGE GROUP LIMITED
("Sage")

STOCK EXCHANGE NEWS SERVICE (SENS) ANNOUNCEMENT

FURTHER UPDATE ON SAGE LIFE ASSURANCE OF AMERICA INC

Further to previous announcements regarding Sage Life Assurance of America Inc, ("the company") investors are informed that a comprehensive update on recent developments in the United States has been issued to policyholders and relevant authorities by way of a supplement to the company's product prospectuses in terms of regulatory requirements. This document has been posted on the Sage website (www.sage.co.za) for the information of investors.

The matters covered in the prospectus supplement include the following:

- History and business
- Rating agencies
- Financial data
- Liquidity and capital resources
- Marketing and distribution expenses
- Re-insurance
- Regulation

Other salient points of clarification are the following:

Shareholding in Sage Life Assurance of America Inc and the Preferred Stock Purchase Agreement

The company is a wholly owned subsidiary of Sage Life Holdings of America Inc ("SLH)".

- The initial shareholdings in SLH were as follows: Sage held the entire ordinary share capital and Swiss Re Life and Health America Inc (Swiss Re) the entire preference share capital of $12,5 million which was introduced as preference share capital by Swiss Re as their contribution to the capital required for the strategic partnership with Sage in the US.

- SLH was restructured in April 1999 and 16,8% of the preference shares, amounting to $2 096 513, were redeemed in exchange for a fresh issue of 110 new class "A" ordinary shares to Swiss Re. Sage holds 1 000 class "C" ordinary shares representing 90,1% of the voting rights and are entitled to 100% of the profits or losses of SLH.

- The salient rights and obligations attaching to the class "A" ordinary shares held by Swiss Re are the following:

  - They do not participate in the profits or losses of SLH.

- They carry 9,9% of the votes of SLH.
- In the event of a liquidation, dissolution or winding up of SLH or in certain cases a disposal of SLH, Swiss Re are entitled to receive preference to any distribution of any of the assets or surplus funds of SLH prior to the other ordinary shareholders, up to an aggregate amount equal to $2 096 513.
- Sage has a right upon giving five days notice to Swiss Re to purchase from Swiss Re the class "A" ordinary shares for an aggregate price of $2 096 513.
- Sage has the right of first refusal should Swiss Re wish to sell the class "A" ordinary shares to any party.

• Under the terms of the original Preferred Stock Purchase Agreement between Sage and Swiss Re, if the statutory-basis capital and surplus of Sage Life of America fell below $25 million and remained uncured for 60 days then, subject to obtaining regulatory approval, each share of Swiss Re preferred stock would be entitled to a number of votes sufficient to provide preferred shareholders 51% of the voting interest in SLH. As previously announced, in response to developments, Sage conferred with Swiss Re and on September 30, 2002 reached an agreement to amend certain terms of the Preferred Stock Purchase Agreement. The required minimum level for the Company's statutory capital and surplus was reduced from $25 to $20 million, subject to the elimination of any cure rights with respect to the new minimum capital level.

  By way of clarification, the distinction between "*regulatory*" as opposed to "*statutory*" capital of Sage Life of America, is as follows. *Statutory* refers only to the statutory accounting practice in terms of which capital was agreed between Sage and Swiss Re, and not to *regulatory* capital, as defined by the NAIC (National Association of Insurance Commissioners). Sage Life of America has substantial excess capital relative to the NAIC requirement, as confirmed by the rating agencies.

<u>Modified Coinsurance</u>

In 2000, the Company entered into a multi-year modified coinsurance agreement (the terminology used to describe a coinsurance agreement in respect of variable life assurance business) whereby a significant portion of the Company's variable insurance business is ceded to Swiss Re on a quota share basis. The arrangement is more fully described in the prospectus supplement under the heading 'Reinsurance', and provides for the cession of between 65% to 81% of contract revenues to Swiss Re. Additionally, the Company reinsures risks associated with guaranteed death benefits, as well as other contract guarantees, with highly rated reinsurance companies.

During the first quarter of 2002, the Company's reinsurance agreement with Swiss Re was amended to include certain variable annuity products introduced by the Company during the fourth quarter of 2001. This retroactive amendment resulted in a reduction of written premium, relating to such previously issued contracts of $9 312 250 for the quarter ended March 31, 2002. Gross written premiums for the six months ended 30 June, 2002 amounted to $42 662 783 and net written premiums amounted to $52 825, after proving for reinsurance and the retroactive amendment.

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13 November 2002